SmartDisk Corporation
12780 Westlinks Drive
Fort Myers, Florida 33913-8019
(239) 425-4000

May 7, 2003

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: SmartDisk Corporation (the “Company”) Registration Statement on Form S-1 File No. 333-99727

Ladies and Gentlemen:

               Pursuant to Rule 477 of the General Rules and Regulations under the Securities Act of 1933, the Company hereby applies for an order granting the withdrawal of its Registration Statement on Form S-1 (File No. 333-99727), together with all exhibits. The Registration Statement was originally filed with the Commission on September 18, 2002.

               Pursuant to the Registration Statement, the Company proposed to register shares of its Common Stock, $0.001 par value per share pursuant to a rights offering to all holders of its Common Stock. The Company has decided not to proceed with the rights offering and intends to file a Form 15 terminating registration of its Common Stock under Section 12(g) of the Securities Exchange Act of 1934. No securities have been sold under the Registration Statement and all activity in pursuit of the offering has been discontinued.

               The Company requests that the Commission issue an order granting the withdrawal of the Registration Statement effective as soon as possible. If you have any questions, please do not hesitate to call the undersigned at (239) 425-4040, or our counsel, Scott K. Weiss, Esq., at (602) 445-8318.

Sincerely,

SmartDisk Corporation

By: /s/ Michael S. Battaglia

Name: Michael S. Battaglia Its: Chief Executive Officer